Exhibit 99.1

Horizon Quantum Announces First Quarter 2026 Financial Results

May 5, 2026

SINGAPORE — (BUSINESS WIRE) — May 5, 2026 — Horizon Quantum Holdings Ltd. (Nasdaq: HQ) (“Horizon Quantum,” “we,” “us,” or “our”), a pioneer of software infrastructure for quantum applications, today reported financial results for the fiscal quarter ended March 31, 2026.

First Quarter and Recent Business Highlights (all figures presented in USD):

●	Successful completion of a business combination with dMY Squared Technology Group, Inc., with trading on Nasdaq commencing on March 20, 2026 in Horizon Quantum’s Class A Ordinary Shares and Warrants under ticker symbols “HQ” and “HQWWW,” respectively.

●	Operating loss for the first quarter of 2026 on an as-reported basis of $6.5 million compared to $4.7 million for the first quarter of 2025.

●	Net loss for the first quarter of 2026 on an as-reported basis of $3.6 million, or $0.09 per ordinary share, compared to a loss of $4.8 million in the prior year, or $0.12 per ordinary share in the first quarter of 2025.

●	Adjusted EBITDA was a loss of $4.1 million as compared to a loss of $1.8 million in the first quarter of 2025.

●	Cash and cash equivalents were $96.6 million on March 31, 2026.

●	A strategic agreement with IonQ has been announced, which includes the purchase of a 256-qubit trapped-ion quantum computer. Horizon Quantum believes this strengthens its hardware testbed capabilities by adding a frontier system alongside its existing superconducting system.

●	AQT collaboration announced seeking to integrate a leading European trapped-ion provider’s hardware with Horizon Quantum’s software infrastructure.

●	Alice & Bob collaboration announced seeking to integrate A&B’s emulated cat qubit system with Triple Alpha to facilitate the development and deployment of fault-tolerant quantum software.

CEO Commentary

“Rapid advancement in quantum computing hardware coupled with recent breakthroughs in error correction may suggest the field is reaching an inflection point, with quantum advantage drawing nearer. We believe that the successful completion of our business combination with dMY Squared Technology Group, Inc., will allow us to significantly accelerate progress in building the software infrastructure to power quantum applications. We anticipate that the business combination has provided us with the financial runway required to support our strategic priorities for the foreseeable future, while enabling increased investments in R&D, allowing us to advance our integrated development environment, Triple Alpha, and push towards quantum advantage with the extension of our testbed. Together, we believe these initiatives will significantly strengthen our ability to unlock the full potential of quantum computing, positioning us to develop and grow revenue as the industry drives towards quantum advantage,” said Horizon Quantum CEO and Founder Dr. Joe Fitzsimons.

He continued, “During the first quarter in 2026, we became a public company and made meaningful progress on several fronts. We enhanced the stability and feature set of our object-oriented programming language Beryllium. We announced collaborations with leading hardware providers Alice & Bob and AQT, and we inaugurated the first quantum system in our hardware testbed. We also announced the purchase of our second quantum system, one that may very well be capable of solving some challenging computational problems. Taking the step of hosting both solid-state and atom-based systems provides us with a multi-modality testbed that few commercial organizations can match. It allows us to build quantum software infrastructure that is genuinely hardware-agnostic, not because it ignores the hardware, but because it is developed in direct contact with very different quantum computing technologies.”

Successful Completion of Business Combination

●	During the first quarter of 2026, Horizon Quantum announced that it completed its previously announced business combination with dMY Squared Technology Group, Inc., a publicly traded special purpose acquisition company. The Business Combination was approved by dMY’s shareholders at dMY’s special meeting held on March 17, 2026. On March 20, 2026, the combined company’s Class A ordinary shares and warrants began trading on Nasdaq under the ticker symbols “HQ” and “HQWWW”, respectively.

Operational Highlights

Integrated Development Environment (IDE) - Triple Alpha

Triple Alpha—Horizon Quantum’s integrated development environment—enables developers to build complex, hardware-agnostic quantum programs. Built with proprietary Turing-complete languages and an optimizing compiler, it empowers programmers to work at multiple levels of abstraction.

Triple Alpha gives developers access to advanced capabilities supported by Horizon Quantum’s underlying execution and deployment infrastructure. Users can code, compile, and optimize programs across a range of processors and simulators, with built-in resource analysis and single-step API deployment.

●	Object-oriented quantum programming: In the first quarter of 2026, Horizon Quantum’s research and development efforts included extending Beryllium, Triple Alpha’s object-oriented programming language, to a more stable and feature-complete state following its initial preview in December.

●	Testbed improvements: First quarter 2026 research and development efforts also involved preparing Horizon Quantum’s testbed system, Ember-1, for use by Triple Alpha early access users.

Hardware Partners

By tightly integrating its software infrastructure with a variety of hardware platforms, Horizon Quantum aims to provide developers with the most direct path to broad quantum advantage and help ensure that their quantum applications remain useful—no matter which modality emerges as a frontrunner.

●	Alice & Bob - fault-tolerant computing collaboration: In January 2026, Horizon Quantum announced a strategic collaboration with Alice & Bob, a leading developer of fault-tolerant quantum computers, to integrate their cat qubit emulators with Triple Alpha. This collaboration is intended to streamline the development of fault-tolerant quantum software, helping to position Horizon Quantum’s Triple Alpha as one of the first platforms to be able to deploy applications to Alice & Bob’s planned, error-correction-capable, quantum processing units.

●	IonQ - strategic agreement to unlock quantum potential: In April 2026, Horizon Quantum announced a strategic agreement with IonQ, including the purchase of a 256-qubit trapped-ion system. This will position Horizon Quantum as one of a very small number of efforts globally to operate commercial quantum systems of multiple modalities, and it is expected to allow Horizon Quantum to make further progress towards its goal of building the most capable, hardware-agnostic quantum software development tools.

●	AQT - hardware collaboration: In April 2026, Horizon Quantum announced a strategic collaboration with AQT (Alpine Quantum Technologies) involving the integration of Triple Alpha with AQT’s trapped-ion quantum processors to leverage synergies between the two companies. The collaboration will allow developers to use Triple Alpha to write, compile, and deploy quantum programs directly onto AQT processors.

Testbed

Horizon Quantum is currently the only quantum software company to operate its own quantum computer. This gives Horizon Quantum full control over both quantum hardware and software stacks, providing a testbed for the integration of its software directly with hardware systems, and allowing Horizon Quantum to develop real-time execution capabilities that go beyond what is possible over cloud connections. This represents a possible critical advantage in pursuing quantum advantage, where tight integration between hardware and software is expected to be critical to early success. With the acquisition of a second testbed system, Horizon Quantum intends to extend its hardware capabilities beyond solid state qubits to also encompass atom-based systems. The anticipated performance of the new system is expected to be an important resource for both in-house scientists and external Triple Alpha users pursuing quantum advantage.

●	Initial testbed system - Industry-first hardware integration testbed: In January 2026, Horizon Quantum held the inauguration of its first quantum computer, Ember-1, having completed the assembly and integration of a fully operational, multi-vendor system at its Singapore headquarters. This system gives Horizon Quantum full control of both the quantum hardware and software stacks, allowing the company to integrate its software infrastructure directly with control systems, and avoiding latency issues that prevent fast feed-forward operations in remote settings.

●	Second testbed system - tightly integrating Triple Alpha with a frontier quantum computing system: In April 2026, Horizon Quantum announced its purchase of IonQ’s 6th-generation, chip-based 256-qubit trapped-ion system. With this, Horizon Quantum plans to expand the capabilities of its quantum hardware testbed beyond its initial superconducting system with a second, technologically distinct hardware modality. This is anticipated to allow Horizon Quantum to expand support for trapped-ion systems in Triple Alpha and to enhance the real-time runtime capabilities within its execution infrastructure. Horizon Quantum expects to enable advanced execution functionality, including support for general control flow, dynamic memory allocation, and concurrent classical and quantum function evaluation, aiming to empower developers to go beyond the limits of static circuit execution and create adaptive, expressive quantum programs.

First Quarter Financial Results

All results presented prior to the closing of the business combination on March 19, 2026, reflect the financial results of Horizon Quantum Computing Pte. Ltd. Results as of March 31, 2026, reflect those of Horizon Quantum Holdings Ltd.

●	Total operating expenses for the first quarter of 2026 were $6.5 million compared to $4.7 million for the first quarter of 2025.

●	R&D expenses for the first quarter of 2026 were $2.1 million compared to $3.3 million for the first quarter of 2025, representing a decrease of 36%. The decline was largely due to a one-time share-based compensation catch-up expense of $2.5 million in the first quarter of 2025. Excluding the one-time share-based compensation expense, R&D expenses increased 135% from a year ago driven by increased hiring of scientists and engineers and costs from the setup of the hardware testbed.

●	Sales and marketing expenses for the first quarter of 2026 were $0.5 million, up 40% year over year compared to $0.3 million for the first quarter of 2025. When excluding share-based compensation of $0.05 million and $0.1 million respectively from each period, the year-over-year increase in sales and marketing was 85% and was attributable to increases in trade show activity and industry engagement.

●	General and administrative expenses for the first quarter of 2026 were $3.6 million compared to $0.9 million for the first quarter of 2025, representing an increase of 300%. Excluding share-based compensation and one-time business combination expenses of $1.9 million and $0.3 million from the first quarter of 2026 and 2025, respectively, G&A increased 191% year over year. The year-over-year expense increase was due to needed increases in headcount and systems associated with becoming a public company.

●	Reported operating loss for the first quarter of 2026 was $6.5 million compared to $4.7 million for the first quarter of 2025, representing an increase of $1.8 million, primarily due to increased hiring.

●	Reported net loss for the first quarter of 2026 was $3.6 million, or $0.09 per ordinary share, as compared to a net loss of $4.8 million, or $0.12 per ordinary share, in the first quarter of 2025. EBITDA for the first quarter of 2026 was a $3.3 million loss versus a $4.7 million loss in the first quarter of 2025. Adjusted EBITDA, which excludes share-based compensation, change in fair value of derivative liabilities and one-time expenses related to the business combination, was a $4.1 million loss as compared to a $1.8 million loss in the first quarter of 2025.

●	Recognized a non-cash gain of $3.0 million for the first quarter of 2026, of which a $2.3 million loss attributed to fair value remeasurement and subsequent settlement of SAFE liabilities into Horizon Quantum’s Class A ordinary shares was offset by a $5.3 million gain attributed to fair value remeasurement of DMY’s warrant liabilities assumed by Horizon Quantum at the close of the business combination.

●	Cash and cash equivalents were $96.6 million as of March 31, 2026, an increase of $96.4 million from $0.2 million as of December 31, 2025. The increase in cash and cash equivalents was the result of the PIPE transaction and business combination which closed on March 19, 2026.

Conference Call Information

As previously announced, the company will hold a conference call to discuss its first quarter on May 5 at 8:00 a.m. ET. The conference call will be broadcast live over the internet and can be accessed at https://investors.horizonquantum.com/news-events. For those unable to listen to the live broadcast, an archived version will be available at the same location for one year.

Non-GAAP Financial Measures

To supplement Horizon Quantum’s condensed financial statements presented in accordance with GAAP, the Company uses non-GAAP measures of certain components of financial performance. EBITDA and Adjusted EBITDA are financial measures that are not required by or presented in accordance with GAAP. Management believes that these measures provide investors an additional meaningful method to evaluate certain aspects of the company’s results period over period. EBITDA is defined as net loss before net interest income or expense, depreciation and amortization expenses, and income tax expense and Adjusted EBITDA is defined as net loss before net interest income or expense, depreciation and amortization expenses, income tax expense, share-based compensation, change in fair value of derivative liabilities and non-recurring business combination expenses. The Company uses EBITDA and Adjusted EBITDA to measure the operating performance of its business, by excluding specifically identified items that management does not believe directly reflect the Company’s core operations and may not be indicative of its recurring operations. The presentation of non-GAAP financial measures is not meant to be considered in isolation or as a substitute for the financial results prepared in accordance with GAAP, and the Company’s non-GAAP measures may be different from non-GAAP measures used by other companies. For Horizon Quantum’s investors to be better able to compare its current results with those of previous periods, the Company has shown a reconciliation of GAAP to non-GAAP financial measures at the end of this release.

About Horizon Quantum

Horizon Quantum [NASDAQ: HQ] is on a mission to unlock broad quantum advantage by building the software infrastructure that empowers developers to use quantum computing to solve the world’s toughest computational problems.

Founded in 2018 by Dr. Joe Fitzsimons, a leading researcher and former professor with more than two decades of experience in quantum computing, the company is bridging the gap between today’s hardware and tomorrow’s applications through the creation of advanced quantum software development tools. Its integrated development environment, Triple Alpha, enables developers to write sophisticated, hardware-agnostic quantum programs at different levels of abstraction. Learn more at www.horizonquantum.com.

Note to Investors Regarding Forward-Looking Statements

This press release includes forward-looking statements. The expectations, estimates, and projections of the businesses of Horizon Quantum may differ from its actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “anticipate,” “intend,” “may,” “will,” “could,” “should,” “potential,” “plan,” “enable,” and similar expressions are intended to identify such forward-looking statements. Actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and Horizon Quantum therefore cautions against placing undue reliance on any of these forward-looking statements. Many of these factors are outside of the control of Horizon Quantum and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) statements regarding estimates and forecasts of other financial, performance and operational metrics and projections of market opportunity; (2) references with respect to the anticipated benefits and costs, if any, of the strategic collaborations with AQT, IonQ, and Alice & Bob, including our ability to integrate their technologies within our quantum computing testbed and Triple Alpha platform; (3) the outcome of any efforts to integrate Horizon Quantum and AQT and IonQ’s trapped-ion processor technology with Horizon Quantum’s software infrastructure; (4) the entry into the Quantum Systems Agreement, dated March 31, 2026 among Horizon Quantum and IonQ, Inc. (the “IonQ Agreement”), and Horizon Quantum’s ability to recognize the benefits of the IonQ Agreement; (5) Horizon Quantum’s ability to scale and grow its business, and the advantages and expected growth of Horizon Quantum; (6) the cash position of Horizon Quantum and its estimates of expenses and profitability; (7) the ability to recognize the anticipated benefits of the recently completed business combination with dMY Squared Technology Group, Inc., which may be affected by, among other things, competition, the ability of Horizon Quantum to grow and manage growth profitably and source and retain its key employees; (8) changes in applicable laws and regulations or political and economic developments; (9) the possibility that Horizon Quantum may be adversely affected by other economic, business and/or competitive factors; (10) difficulties operating Horizon Quantum’s quantum processors and the possibility that the quantum processors do not provide the advantages that Horizon Quantum expects; (11) the ability of Horizon Quantum’s coding languages to provide additional abstraction when compared to other quantum computing solutions; (12) the ability to maintain the listing of Horizon Quantum’s Class A ordinary shares and warrants on Nasdaq; and (13) other risks and uncertainties included in the “Risk Factors” section of the Annual Report on Form 20-F filed by Horizon Quantum on April 14, 2026 with the U.S. Securities and Exchange Commission (“SEC”), as well as other documents filed or to be filed with the SEC by Horizon Quantum. The foregoing list of factors is not exclusive. New risks emerge from time to time, and it is not possible for management to predict all risks, nor can management assess the impact of all factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Except as required by law, Horizon Quantum undertakes no obligation to update any forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Horizon Quantum does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

Investor Contact

Horizon Quantum investor contact
Katherine Bailon
investors@horizonquantum.com

Media Contact

Horizon Quantum media contact
Yanina Blaclard
media@horizonquantum.com

Condensed consolidated balance sheet (Unaudited)

	March 31,	December 31,
(In US$, unless otherwise stated)	2026	2025
ASSETS
Current assets
Cash and cash equivalents	$96,602,279	$222,939
Receivables, net	-	-
Prepaid and other current assets	2,233,287	746,372
Total current assets	98,835,566	969,311

Property and equipment, net	3,053,827	3,204,829
Construction in process	25,704	-
Intangible assets, net	21,488	22,566
Right-of-use assets	364,678	459,982
Other non-current assets	439	175,115
TOTAL ASSETS	$102,301,702	$4,831,803

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Derivative liabilities - SAFE	$-	$6,406,878
Other payables	2,768,301	2,602,604
Operating lease liabilities	387,136	396,025
Total current liabilities	3,155,437	9,405,507

Derivative liabilities - warrants	15,273,680	-
Operating lease liabilities, non-current	-	88,921
TOTAL LIABILITIES	$18,429,117	$9,494,428

STOCKHOLDERS’ EQUITY
Seed Preferred Shares, 2,500,000 authorized; 2,500,000 issued and outstanding as of December 31, 2025	$-	$839,602
Seed Plus Preferred Shares, 2,936,828 authorized; 2,936,828 issued and outstanding as of December 31, 2025	-	2,349,212
Series A Preferred Shares, 2,586,522 authorized; 2,586,522 issued and outstanding as of December 31, 2025	-	18,100,000
Ordinary Shares, 8,000,000 authorized; 8,000,000 issued and outstanding as of December 31, 2025	-	3,649
Ordinary Class A Shares, 31,833,549 authorized, 31,833,549 issued and outstanding as of March 31, 2026	112,804,366	-
Ordinary Class B Shares, 19,744,585 authorized, 19,744,585 issued and outstanding as of March 31, 2026	40,110	-
Additional paid-in capital	8,005,287	7,417,778
Accumulated deficit	(37,212,156)	(33,573,537)
Accumulated other comprehensive (loss) income	234,978	200,671
TOTAL STOCKHOLDERS’ EQUITY	$83,872,585	$(4,662,625)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$102,301,702	$4,831,803

Note: All results presented prior to the closing of the business combination on March 19, 2026, reflect the financial results of Horizon Quantum Pte. Ltd. Results as of March 31, 2026, reflect Horizon Quantum Holdings Ltd.

Condensed consolidated statement of operations and comprehensive loss (Unaudited)

	Three Months Ended March 31,
(In US$, except share amount and per share data)	2026	2025
Revenue	$-	$-

Operating Expenses:
Research and development	2,128,413	3,320,991
Selling and marketing	458,963	327,949
General and administrative	3,601,731	901,151
Depreciation and amortization	310,267	169,049
Total operating expenses	6,499,374	4,719,140
Loss from operations	(6,499,374)	(4,719,140)

Other income and (expense):
Interest expense	(2,992)	(2,510)
Other income	43,388	32,787
Change in fair value of derivative liabilities	2,976,531	-
Foreign exchange (loss) gain	(76,931)	(134,018)
Income tax expense	-	-
Net loss	$(3,559,379)	$(4,822,881)
Other comprehensive loss:
Foreign currency translation adjustment	34,307	145,305
Comprehensive loss	$(3,525,072)	$(4,677,576)

Basic and diluted weighted average ordinary shares outstanding, as recasted	40,830,488	39,015,950
Net (loss) income per ordinary share, basic and diluted, as recasted	$(0.09)	$(0.12)

Note: All results presented prior to the closing of the business combination on March 19, 2026, reflect the financial results of Horizon Quantum Pte. Ltd. Results as of March 31, 2026, reflect Horizon Quantum Holdings Ltd.

Condensed consolidated statement of cashflow (Unaudited)

	Three Months Ended March 31,
(In US$, unless otherwise stated)	2026	2025
Cash flows from operating activities
Loss for the period	$(3,559,379)	$(4,822,881)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation	309,189	168,420
Share based compensation	885,275	2,930,597
Change in fair value of derivative liabilities	(2,976,531)	-
Unrealized foreign currency transaction (gain) loss	27,963	257,005
Amortization	1,078	629
Changes in operating assets and liabilities:
Accounts receivable	-	270,824
Other payables	1,434,960	(269,951)
Lease liability	(97,462)	(64,560)
Prepaid expenses and other assets	(202,029)	(95,176)
Net cash used in operating activities	(4,176,936)	(1,625,093)

Cash flows from investing activities
Purchase of property and equipment	(63,231)	(103,931)
Construction in process	(25,704)	(78,440)
Purchase of intangible assets and trademarks	-	-
Net cash used in investing activities	(88,935)	(182,371)

Cash flows from financing activities
Proceeds from issuance of SAFE notes	2,500,000	-
Proceeds from merger and PIPE transaction, net of transaction costs	98,167,633	-
Net cash provided by financing activities	100,667,633	-
Effect of exchange rate changes on cash	(22,422)	(71,827)
Net (decrease) increase in cash and cash equivalents	96,379,340	(1,879,291)
Cash and cash equivalents at beginning of period	222,939	4,848,855
Cash and cash equivalents at end of period	$96,602,279	$2,969,564
Supplemental disclosures of non-cash transactions:
Initial recognition of warrant liabilities at close of the business combination	$20,526,410	$-
Initial recognition of net assets at close of the business combination	2,458,713	-
Conversion of SAFE liabilities into equity at close of the business combination	11,183,077	-
Issuance of shares to a service provider	269,000	-

Note: All results presented prior to the closing of the business combination on March 19, 2026, reflect the financial results of Horizon Quantum Pte. Ltd. Results as of March 31, 2026, reflect Horizon Quantum Holdings Ltd.

Historical summary of quarterly results (Unaudited)

Below is a summary of key financial metrics for the most recent fiscal quarters:

	Three Months Ended
(In US$, unless otherwise stated)	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026
Revenue	$-	$-	$29,951	$239,604	$-	$38,462	$-	$-	$-

Operating Expenses:
Research and development	510,855	605,301	853,734	601,962	3,320,991	1,206,612	2,010,289	1,585,492	2,128,413
Selling and marketing	128,755	142,237	210,619	250,206	327,949	248,716	372,748	402,859	458,963
General and administrative	502,501	469,405	575,177	657,244	901,151	1,146,373	2,302,133	2,290,766	3,601,731
Depreciation and amortization	128,933	81,321	128,716	301,409	169,049	180,787	182,767	274,571	310,267
Total operating expenses	1,271,044	1,298,263	1,768,246	1,810,821	4,719,141	2,782,488	4,867,937	4,553,688	6,499,374
Loss from operations	(1,271,044)	(1,298,263)	(1,738,296)	(1,571,216)	(4,719,141)	(2,744,027)	(4,867,937)	(4,553,688)	(6,499,374)

Other income and (expense):
Interest expense	(29,288)	(1,948)	(5,147)	(716)	(2,510)	(2,320)	(2,021)	(2,288)	(2,992)
Other income	22,140	11,199	10,321	49,250	32,787	16,943	7,686	24,506	43,388
Change in fair value of derivative liabilities	-	-	-	-	-	-	(317,352)	(193,517)	2,976,531
Foreign exchange (loss) gain	240,026	48,606	(394,678)	325,928	(134,018)	(172,909)	(12,896)	(18,911)	(76,931)
Income tax expense	-	-	-	-	-	-	-	-	-
Net loss	$(1,038,166)	$(1,240,406)	$(2,127,800)	$(1,196,755)	$(4,822,881)	$(2,902,313)	$(5,192,520)	$(4,743,897)	$(3,559,379)
Basic and diluted weighted average ordinary shares outstanding as recasted	39,015,950	39,015,950	39,015,950	39,015,950	39,015,950	39,015,950	39,015,950	39,015,950	40,830,488
Net (loss) per ordinary share, basic and diluted as recasted	$(0.03)	$(0.03)	$(0.05)	$(0.03)	$(0.12)	$(0.07)	$(0.13)	$(0.12)	$(0.09)

Note: All results presented prior to the closing of the business combination on March 19, 2026, reflect the financial results of Horizon Quantum Computing Pte. Ltd. Results as of March 31, 2026, reflect Horizon Quantum Holdings Ltd.

Reconciliation of Non-GAAP Financial Measures

Below is a reconciliation of net loss (GAAP) to adjusted EBITDA:

	Three Months Ended
(In US$, unless otherwise stated)	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026
Net loss (GAAP)	$(1,038,166)	$(1,240,406)	$(2,127,800)	$(1,196,755)	$(4,822,881)	$(2,902,313)	$(5,192,520)	$(4,743,897)	$(3,559,379)
Adjustments
Net interest (income) expense	29,288	1,948	(3,504)	(48,344)	(30,110)	(12,805)	(5,429)	2,288	(35,524)
Depreciation and amortization expenses	128,933	81,321	128,716	301,409	169,049	180,787	182,767	274,571	310,267
EBITDA	(879,945)	(1,157,138)	(2,002,588)	(943,690)	(4,683,942)	(2,734,330)	(5,015,182)	(4,467,039)	(3,284,636)
Adjustments
Share based compensation within
Research and development	41,801	27,078	19,060	8,366	2,517,323	261,285	338,080	241,984	240,174
Selling and marketing	11,536	11,542	-	-	105,149	65,299	52,657	49,956	46,066
General and administrative	-	-	-	-	307,382	130,294	546,282	312,770	330,035
Change in fair value of derivative liabilities	-	-	-	-	-	-	317,352	193,517	(2,976,531)
Business combination expenses*	-	-	-	-	-	214,101	753,901	643,106	1,541,950
Adjusted EBITDA	$(826,607)	$(1,118,517)	$(1,983,528)	$(935,324)	$(1,754,088)	$(2,063,351)	$(3,006,910)	$(3,025,706)	$(4,102,942)

*	Includes $0.27 million in share-based compensation for a vendor in the three months ended March 31, 2026.

Note: All results presented prior to the closing of the business combination on March 19, 2026, reflect the financial results of Horizon Quantum Computing Pte. Ltd. Results as of March 31, 2026, reflect Horizon Quantum Holdings Ltd.